

Mail Stop 3561

November 13, 2008

Via U.S. Mail

Leonard J. McGill, Esq.
Senior Vice President, Corporate Development,
General Counsel and Secretary
Fleetwood Enterprises, Inc.
3125 Myers Street
Riverside, California 92503

> Re: Fleetwood Enterprises, Inc.
> Registration Statement on Form S-4
> File No. 333-154840
> Schedule TO
> File No. 005-30637
> Filed October 30, 2008

Dear Mr. McGill:

We have reviewed the non-financial statement disclosure in your filing, with certain limited exceptions relating to the accounting issues noted below, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

1. We note that on November 6, 2008, you filed a Schedule TO and registration statement on Form S-4 related to your offer to repurchase any and all of the $100 million aggregate principal amount of your 5% Convertible Senior Subordinated Debentures due 2023. We also note that these same debentures are the subject of the Schedule TO and registration statement on Form S-4 filed on October 30, 2008, expiring at the earliest on December 5, 2008. To the extent you have commenced both tender offers, please explain how the commencement of the November tender offer is and will be consistent with the prohibitions set forth in Exchange Act Rules 14e-5 and 13e-4(f)(6), respectively.

2. Provide the information required by Items 1002(c), 1005(e) and 1008 of Regulation M-A. See Items 2, 5 and 8 of Schedule TO. If an item is inapplicable or the answer is in the negative, so state. See General Instruction E of Schedule TO.

Item 10. Financial Statements

3. Please revise your registration statement on Form S-4 to include the information set forth in Item 10(a)(3) of your Schedule TO. See Rule 13e-4(d)(1) and (e)(2).

Form S-4

General

4. We note that the Second Lien Collateral secures obligations under existing credit facilities, and that proceeds of the Second Lien Collateral will be applied to the outstanding obligations under the existing credit facilities before it will be applied to outstanding obligations under the New Indenture. Please revise to provide additional disclosure throughout your filing, including in the forefront of your prospectus, regarding the value of the Second Lien Collateral to holders of New Notes. Include a discussion of the dollar amounts secured by the Second Lien Collateral pursuant to the existing credit facilities and the New Indenture and the estimated dollar value of the property underlying the Second Lien Collateral.

5. We note your disclosure that the covenants in the New Indenture are more restrictive than those in the indentures governing the Old Debentures, particularly with respect to the company's incurring additional indebtedness. Please provide a discussion of your future plans for servicing the obligations under the New Notes in 2011 in light of the current economic downturn, your recent problems concerning liquidity and the additional restrictions on incurring indebtedness.

6. Provide us supplementally with a brief description of your initial discussions and contact with the 33.9% holder that has expressed an interest in tendering his Old Debentures in this offer.

7. Please revise the cover page and the first answer on page iv to include a range of shares that a tendering holder can expect to receive for every $1000 of Old Debentures tendered. In addition, include an example on page iv of the operation of the share-based portion of the formula, based upon the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date.

8. We note that the offer to exchange up to $103,000,000 Senior Secured Notes due 2011 and up to 14,000,000 shares of common stock for any and all outstanding 5% Convertible Senior Subordinated Debentures due 2023 will have the following impact on your financial statements and requires the inclusion of pro-forma information under Article 11 Regulation S-X:

    - The Senior Secured Notes due 2011 increase your interest rate from 5% to 12%. In this regard, it appears that the increase will have a material impact on your statement of operations.
    - The issuance of up to 14,000,000 shares of common stock will materially impact earnings per share;
    - And, the amortization of other costs associated with the costs associated with this transaction could also have a material impact on your statement of operations.

    For guidance, refer to Article 11-01(a)(8) Regulation S-X. Additionally, please note that you should provide pro-forma statements of operation for the most recent fiscal year (April 27, 2008) and three month interim period (July 27, 2008), as well as a pro-forma balance sheet for the three month interim period (July 27, 2008) which details the effects of the transaction. For guidance refer to Article 11-02(c).

    Furthermore, please ensure that you also cross-reference each adjustment to a note that clearly explains the nature and assumptions for the adjustment, including any computation of the adjustment. In addition, please include an introductory paragraph which describes the transaction, the entities involved and the periods being presented in the pro forma information. Please refer to the guidance in Rule 11-02(b) in Regulation S-X for the form and content of this pro forma information.

9. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

Prospectus Cover Page

10. Please disclose the present anticipated fair market value of the First Lien
    Collateral after the first sentence of the second paragraph. Revise throughout to
    provide this disclosure where you discuss the first lien collateral.

11. Please revise to state that to obtain timely delivery of information incorporated by
    reference, security holders must request the information no later than five
    business days before the date they must make their investment decision and
    specify the date. Highlight the statement by print type or otherwise. Refer to
    Item 2 of Form S-4.

12. We note that under certain circumstances, there *may* be an adjustment to the
    Minimum Consideration. Please remove the implication here and throughout the
    filing that such an adjustment is discretionary by stating, if true, that any such
    adjustments are required pursuant to the transaction terms.

Forward-Looking Statements, page ii

13. We note your reference to the Private Securities Litigation Reform Act of 1995,
    Section 27A of the Securities Act of 1933, as amended and Section 21E of the
    Securities Exchange Act of 1934, as amended. We remind you that the safe
    harbor protections for forward-looking statements contained in the federal
    securities laws do not apply to statements made in connection with a tender offer.
    See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the
    Exchange Act and Regulation M-A telephone interpretation M.2 available at
    www.sec.gov in the July 2001 Supplement to the Division of Corporation
    Finance's Manual of Publicly Available Telephone Interpretations. Please revise
    and refrain from referring to such safe harbor provisions in any offers to purchase,
    future press releases or other communications relating to this tender offer.

Questions and Answers about the Exchange Offer, page iv

14. Revise the second answer to briefly discuss whether you are able to satisfy the put
    with a combination of stock and cash and whether you considered resoliciting
    proxies to further increase your authorized shares.

15. Revise the final answer on page iv to discuss the material conditions precedent to
    your repurchase obligation and state whether those conditions have been met.

Prospectus Summary, page 1

16. Revise the forepart of the summary to disclose your net assets and loss for the most recent audited period and interim stub and to state that you have had losses in each fiscal year since 2001.

17. Provide substantiation for claims about your exact position within various segments of your industry and/or your market share.

18. We note your disclosure in the third paragraph on page 4 that you recently entered the modular home market. Please revise to provide quantitative information about your profitability or net losses and capital expenditures to date. Also, please describe your Trendsetter Division in greater detail, including its business objectives, any steps that you have taken to implement these objectives, timelines for achieving certain goals and how you intend to fund this initiative.

A Material Amount Of Our Real Property That Will Secure . . . ., page 29

19. Please revise to discuss how current economic conditions, including declining real estate values, home foreclosures and tightening credit conditions, are likely to impact the actual fair market value of the collateral in the short-term. We also note that a significant portion of both the first and second lien collateral consists of manufacturing facilities that produce recreational vehicles or manufactured housing supply operations. Please revise to discuss the sufficiency of the collateral in the future given the difficulties currently facing these two industries. Please make similar revisions to your Sufficiency of Collateral section on page 62.

Jurisdictions With One Action Or Security First Rules . . . ., page 31

20. Please revise to provide quantitative information regarding the approximate value of real estate collateral securing the New Notes which is located in jurisdictions with laws that prohibit more than one judicial action to enforce a mortgage obligation.

Selected Consolidated Financial and Other Data, page 38

21. In response to Item 10 of Schedule TO, financial information has been incorporated by reference. Instruction 6 to Item 10 requires that the issuer comply with corresponding Item 1010(c) of Regulation M-A in its entirety. Please revise to provide all of the information required by Item 1010(c)(1) and (5) for all of the periods specified in Item 1010(a) of Regulation M-A.

Ratios of Earnings to Fixed Charges, page 39

22. We note your disclosure in footnote (3). Please provide us with analysis regarding why you believe that your ratios of earnings to fixed charges for the first quarter of fiscal 2009 and the fiscal years ended 2008, 2007 and 2005 were not meaningful.

Capitalization, page 42

23. What consideration did you give to the fact that significantly different results may occur depending on how many outstanding Old Debentures are exchanged and why did you reject giving effect to a range of possible results in the table. Please advise.

24. We note your disclosure in footnote (4). Please provide us with the basis for using a price of $.50 per share as an illustrative price at the date of issuance.

Purpose of the Exchange Offer, page 45

25. Explain in the second paragraph why your conclusion about the insufficiency of your currently authorized shares to satisfy the put at a market price of under $.52 does not include shares reserved for issuance in the exchange.

Conditions to Completion of the Exchange Offer, page 52

26. We note that the issuer believes any determination it makes concerning an event, development or circumstance described or referred to in the offer conditions shall be conclusive and binding. Revise to state that security holders may challenge the issuer's determinations in a court of competent jurisdiction.

Legal Limitation, page 53

27. We note in the second sentence of the first paragraph of this section your disclosure relating to your failure to exercise any of the rights described on the preceding pages. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding that if an offer condition is triggered, you will notify security holders whether or not you have waived such condition.

Substitution of Collateral, page 65

28. We note your disclosure in the first paragraph on page 66 regarding an appraisal of the First Lien Collateral occurring after the issue date and which values the First Lien Collateral at less than $19.25 million. Please revise to include additional discussion regarding the provisions of the indenture relating to appraisal, including the method of selecting the appraiser, an estimate of how often surveys will occur subsequent to the issue date and any provisions relating to dispute resolution in the event there is disagreement regarding valuation of property constituting collateral.

Certain Covenants, page 73

29. We note your disclosure on page 74 that the company may make capital contributions, loans or advances to Gibraltar Insurance Company. Please revise to provide additional discussion regarding these capital contributions, loans or advances, including quantitative information relating to the amounts of previous contributions and any plans for future contributions. Please file any material contract or agreement relating to Gibraltar Insurance Company.

Description of Capital Stock, page 108

30. Explain your disclosure that as of October 29, 2008, the Old Debentures were convertible into 8,503,400 shares. We assume this maximum amount was based upon the then current market value of your stock and not a fixed exchange ratio.

Certain United States Federal Income Tax Considerations, page 111

31. Revise the initial bold paragraph to remove or explain the reference to an "offering memorandum" and clarify that investors are entitled to rely on the disclosure in the prospectus as well as any supporting opinions.

32. We note your discussion regarding certain United States federal income tax consequences of the exchange offer to holders of your Old Debentures and your representations as to tax consequences, including your statement on page 112 that to the extent that Old Debentures are exchanged for Shares, such exchange should be treated as a tax-free recapitalization. Please file an opinion regarding tax matters with the next amendment. Refer to Item 601(b)(8) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus

cc: Mark W. Shurtleff, Esq.
         James J. Moloney, Esq.
         Fax: (949)-451-4220